APELLA RESOURCES INC.

[redacted]

08005318

Apella Resources Inc.

Apella Commences Vanadium-Titanium Exploration at Lac Dore North

Vancouver, BC - Thursday, October 2nd 2008, 7:00 a.m. PDT

Apella Resources Inc. (TSX.V Symbol (APA); Frankfurt Symbol (NWN), is pleased to announce that the company has commenced and is currently undertaking its fall 2008 field exploration program on its 100% owned Lac Dore North Vanadium-Titanium-Iron Zone.

Apella's field crew has cleared off several hundred metres of magnetite bearing mineralization at surface for channel sampling. The mineralization exposed to date appears to have striking similarities to that which surfaces at the adjoining 102 million tonne/5.5 billion pound Lac Dore Vanadium-Titanium-Iron Deposit which Apella staked in August 2007. So far more than 35 one-metre long channel samples have been sawn across various areas of the new surfacing mineralization. High-pressure washing equipment and mechanical devices are being utilized to clear and clean the mineralization for sampling. Due to the significance of the mineralization that has been exposed so far by the field crew, the company is now considering the merits of immediately taking out a small bulk sample from the surface mineralization for testing.

This specific block of Apella's Lac Dore claims presently being explored, is being identified as the Lac Dore North Zone and encompasses only 18 claims of Apella's overall Lac Dore assemblage. This area covers some 300 sq, Hectares (741 Sq. Acres) and appears to have a considerable south-to-north strike length of approximately 2.6 kilometres (1.6 miles). The newly exposed mineralization is compelling and there is a possibility that Apella could be in the process of delineating a new Lac Dore ore zone on the Lac Dore North.

The identification of this large mineralized zone comes at a very important time as the company is laying out its long term strategies for exploration and development of the Lac Dore area and can now place significant emphasis on this area as well.

The qualified person for the purposes of this news release is Dr. Christian G. Derosier, P.Geo.

In other news the company is awaiting assays from surface samples recently taken from its wholly-owned Iron-T Vanadium-Titanium-Iron Project situated in Central Quebec, near the mining centre of Matagami. The Iron-T Project is comprised of a total of 150 mining claims in which Apella has a 100-per-cent interest. The claims cover parts of the renowned Bell River Complex, where previous exploration work carried out by Noranda Inc. during the 1990's delineated and confirmed the presence of vanadium, titanium and iron mineralization over a distance of about 20 km.

Apella invites the public to visit its NEW website at http://www.Apellaresources.com or e-mail us at Apella@Apellaresources.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF APELLA RESOURCES INC.

"Patrick D. O'Brien"

Patrick D. O'Brien – Chairman

S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed.

Suite 1600, The Bower Building, 543 Granville Street, Vancouver, British Columbia Canada V6C 1X8
Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • www.apellaresources.com • apella@apellaresources.com